CONFIDENTIAL TREATMENT REQUESTED
BY COUPANG, INC.: CPNG-0001
Calise Y. Cheng
+1 650 843 5172
ccheng@cooley.com

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

February 24, 2021
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
Washington, D.C. 20549
Attn:    Amy Geddes
Doug Jones
Taylor Beech
Erin Jaskot

Re:	Coupang, Inc.
Draft Registration Statement on Form S-1
Filed February 12, 2021
File No.: 333-253030
Ladies and Gentlemen:
On behalf of Coupang, Inc. (the “Company”), we are providing the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with information regarding the proposed preliminary price range of the shares of Class A common stock to be offered in the Company’s proposed initial public offering (“IPO”) pursuant to the Company’s Registration Statement on Form S-1 (File No. 333-253030), initially filed with the Commission on February 12, 2021.
Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has sent to the Commission a separate copy of this letter, marked to

CONFIDENTIAL TREATMENT REQUESTED
BY COUPANG, INC.: CPNG-0001

show the portions redacted from the version confidentially submitted via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least 10 business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (650) 843-5172 rather than rely on the U.S. mail for such notice.

Preliminary Price Range

The Company supplementally advises the Staff that, on February 24, 2021, representatives of Goldman Sachs & Co. LLC, the lead underwriter of the IPO and on behalf of the underwriters, recommended a preliminary price range of [***] per share of Class A common stock (“Preliminary Price Range”). The proposed Preliminary Price Range is informed by current market conditions, the Company’s financial condition and prospects, the performance of recent initial public offerings in the Company’s industry and the current market valuations of other high-growth companies in the Company’s industry.
*          *          *
Please contact me at (650) 843-5172 with any questions.

Sincerely,

/s/ Calise Y. Cheng
Calise Y. Cheng

cc:       Bom Suk Kim, Coupang, Inc.
Gaurav Anand, Coupang, Inc.
Eric C. Jensen, Cooley LLP
Natalie Y. Karam, Cooley LLP
Tad J. Freese, Latham & Watkins LLP
Richard A. Kline, Latham & Watkins LLP
Brian D. Paulson, Latham & Watkins LLP
Sarah Axtell, Latham & Watkins LLP
2